No. 18/06

IAMGOLD OFFER ACCEPTED BY CAMBIOR SHAREHOLDERS

Toronto, Ontario, November 7, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that today the shareholders of Cambior voted overwhelmingly in favour of the proposed arrangement under the Companies Act (Quebec) by which IAMGOLD will acquire all outstanding shares of Cambior.

“We are very pleased with the outcome of the Cambior shareholder vote. Once the shareholder’s acceptance of the arrangement has been approved by the Superior Court of Quebec, which is expected on November 8, the acquisition will be complete,” commented Joseph Conway, CEO and President of IAMGOLD. “This transaction is another important step in achieving strategic and effective growth for IAMGOLD. We expect to double production, have further diversified our asset base and acquired the human capital and expertise needed to continue achieving our corporate goals. We thank the Cambior board, management and staff for their support of this winning combination.”

Under the arrangement, Cambior shareholders will receive 0.42 of one common share of IAMGOLD for each Cambior share they hold, a 31% premium to the Cambior share price on September 14, the date on which the arrangement was announced.

Acceptance of the arrangement required approval of at least 75% of the votes cast at the special general meeting of Cambior shareholders.

99.7% of the votes cast by Cambior shareholders, in person and by proxy, were in favour of this transaction. Final approval will be sought from the Superior Court of Quebec on November 8, 2006. Once the court approval has been granted, the arrangement documents will be filed with the Quebec Government the same day. Cambior shares and warrants are expected to continue trading until the end of business on November 8, 2006.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.